# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veradigm Inc., CIK 0001124804
CUSIP: 01988P108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 222 MERCHANDISE MART PLAZA, SUITE 2024, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-002945
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 1,314,733; shared voting power 0; sole dispositive power 1,314,733; shared dispositive power 0; aggregate amount beneficially owned 1,314,733 (1.2% of the class)
- Toronto Dominion Holdings USA Inc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD Group US Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Toronto Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 7,500,000; shared voting power 0; sole dispositive power 7,500,000; shared dispositive power 0; aggregate amount beneficially owned 7,500,000 (6.9% of the class)
- TD Securities Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)

## Item 1. Issuer
Name of issuer: Veradigm Inc.
Address of issuer's principal executive offices:
222 MERCHANDISE MART PLAZA, SUITE 2024, CHICAGO, ILLINOIS
60654

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

Toronto Dominion Holdings USA Inc

TD Group US Holdings LLC

Toronto Dominion Bank

TD Securities Inc.
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office and Toronto Dominion Holdings USA Inc.'s ("TDH") principal office is One Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2. The address of TD Securities Inc. ("TDSI") principal office is Toronto-Dominion Centre, 55 King Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

Toronto Dominion Holdings USA Inc - DELAWARE

TD Group US Holdings LLC - DELAWARE

Toronto Dominion Bank - CANADA (FEDERAL LEVEL)

TD Securities Inc. - ONTARIO, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
TD Bank - Bank
TDSI - Broker Dealer

## Item 4. Ownership
Amount beneficially owned:
8,814,833

TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,314,733 of these shares, TD Bank has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 7,500,000 of these shares, and TDSI has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 100 of these shares.

This schedule is jointly filed by TDS, TDH, TD GUS, TD Bank and TDSI. TDH is the sole owner of TDS. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS and TDSI. TDH, TD GUS and TD Bank may be deemed to hold an indirect interest in the shares reported herein by TDS by virtue of their ownership of TDS. TD Bank may be deemed to hold an indirect interest in the shares reported herein by TDSI by virtue of their ownership of TDSI.

Each of TDH, TD GUS, and TD Bank disclaims ownership of the shares reported herein by TDS and TDSI, as applicable, except to the extent of its pecuniary interest therein. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 8.1
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 1,314,733

Toronto Dominion Holdings USA Inc - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 7,500,000

TD Securities Inc. - 100
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

Toronto Dominion Holdings USA Inc - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

TD Securities Inc. - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 1,314,733

Toronto Dominion Holdings USA Inc - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 7,500,000

TD Securities Inc. - 100
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

Toronto Dominion Holdings USA Inc - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

TD Securities Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Veradigm Inc. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 15, 2026

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS USA INC.

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC
By: /s/ Andre Ramos
Title: US Chief Financial Officer

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TD SECURITIES INC.

By: /s/ Greg Nowakowski
Title: Chief Compliance Officer

## Signatures
- TD SECURITIES (USA) LLC: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (05/15/2026)
- Toronto Dominion Holdings USA Inc: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (05/15/2026)
- TD Group US Holdings LLC: Andre Ramos, Andre Ramos / US Chief Financial Officer (05/15/2026)
- Toronto Dominion Bank: Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (05/15/2026)
- TD Securities Inc.: Greg Nowakowski, Greg Nowakowski / Chief Compliance Officer (05/15/2026)